April 15, 2025

Yeoh Chee Wei
Chief Executive Officer
Empro Group Inc.
21, Jalan 15/23, Tiong Nam Industry Park, 40200 Shah Alam
Selangor, Malaysia

       Re: Empro Group Inc.
           Amendment No. 5 to Registration Statement on Form F-1
           Filed March 31, 2025
           File No. 333-282155
Dear Yeoh Chee Wei:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 11, 2025 letter.

Amendment No. 5 to Registration Statement on Form F-1 filed March 31, 2025 Operating Costs, page 49

1. Please expand your disclosure to fully explain how your 2024 cost of goods sold decreased by 5% even though your total sales increased by 48%. See the guidance in
       Item 5 of Form 20-F.
Statement of Profit or Loss and Other Comprehensive Income, page F-5

2. With reference to the material components of your operating costs identified on page
       49, please explain how your presentation of cost of goods sold includes all costs incurred necessary to generate revenue in the periods presented. Refer to paragraph 103 of IAS 1.
 April 15, 2025
Page 2

Note 1 - Corporate Information, page F-11

3.     We note that on November 4, 2024, Empro Group acquired 100% of EMP
Solutions'
       equity. Please address the following:
           In light of the November 4, 2024 acquisition date, please provide the financial statements of the registrant, Empro Group. See Item 4. of Form F-1. Ensure those financial statements appropriately reflect the historical operations of EMP
          Solutions as required by common control accounting.
           Your disclosure on page 43 indicates that this transaction has been accounted for using a merger method in accordance with Malaysia accounting practices under
          IFRS for common control transactions. Please expand your disclosures herein an on page 43 to discuss your accounting for this acquisition. In this regard, we note that the audit report for EMP Solutions indicates that the financial statements have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.
Note 3, page F-16

4. It appears that the disclosures outlined in paragraphs 22 and 32-34 of IFRS 8 may be required. Please clarify for us how you considered this guidance.
Note 24, page F-44

5. With reference to the guidance in paragraph 64 of IAS 33, please address why your
       EPS data does not give effect to the January 15, 2025 transaction disclosed on page 8.
       In this regard, we note that your financial statements were authorised for issue on
       March 21, 2025. See also SAB Topic 4:C.
       Please contact Al Pavot at 202-551-3738 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Katherine Bagley at 202-551-2545 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Michael T. Campoli